Exhibit 99(b)



CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                                        Six Months Ended
                                                             June 30,
                                                       2000            1999
Combined Fixed Charges and Preferred
   Stock Dividends:
      Interest Expense                           $    14,281     $    14,478
      Capitalized Interest                             2,767           2,508
      Dividend Requirement on Series B
         Preferred Stock [1]                           5,433           5,556
      Dividend Requirement on Preferred Securities
         of Subsidiary Trust                           3,126           3,126
      Interest Component of
         Rental Expense [2]                           27,179          25,406
                                                 $    52,786     $    51,074

Earnings:
   Income before Taxes                           $   148,379     $   161,204
   Fixed Charges and Preferred Stock Dividends        52,786          51,074
      Capitalized Interest                            (2,767)         (2,508)
      Preferred Dividend Requirements [3]             (5,433)         (5,556)
                                                 $   192,965     $   204,214

Ratio of Earnings to Combined Fixed Charges
   and Preferred Stock Dividends:                        3.7 x           4.0 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.